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**NASDAQ: CORV   TSX: CORV**

# BRINAVESS DATA RECEIVES TOP AWARD FOR BEST ARTICLE PUBLISHED IN THE SPANISH MEDICAL JOURNAL EMERGENCIAS

*Article Awarded the 10th Luis Jiménez Murillo Prize, Which Will Be Presented During Ceremony at SEMES 2018 in Toledo, Spain*

**Vancouver, Canada, June 6, 2018** – Correvio Pharma Corp. (NASDAQ:CORV / TSX:CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced that the Brinavess® study, titled "Vernakalant in hospital emergency practice: safety and effectiveness," published by José Carbajosa Dalmau (Alicante, Spain), was awarded first prize for the best work published during the year 2017 in the medical journal EMERGENCIAS, a prestigious, emergency room focused medical journal in Spain.  The award will be presented to Dr. Carbajosa Dalmau at a ceremony at the Spanish Society of Emergency Medicine (SEMES) 30th National Congress 2018, being held June 6-8, 2018 in Toledo, Spain.

"We are honored to see that this Brinavess study was selected to receive the award from the SEMES and believe it underscores Brinavess' importance for patients where pharmacologic cardioversion is appropriate," said Kiran Bhirangi, M.D., Correvio's Vice President, Clinical Development and Medical Affairs. "Brinavess is currently marketed in 33 countries across the globe and has repeatedly demonstrated its ability to rapidly induce cardioversion in real-world clinical practice."

This prospective multicenter study (Carbajosa Dalmau, *et al*. 2017) investigated the safety and effectiveness of Brinavess (vernakalant hydrochloride, IV) for the rapid conversion of recent onset atrial fibrillation (AF), in routine hospital emergency department care in Spain, and assessed factors associated with a more effective response.  The study evaluated 165 cases where patients were administered Brinavess for pharmacologic cardioversion of AF between September 2014 and March 2016 in 5 hospitals in Valencia, Spain.  The data demonstrated that cardioversion with Brinavess was effective in 77.6% (95% CI, 71.1%–84%) of cases.  The median time to conversion was 8 minutes (range 6-12 minutes) after the first dose and 34 minutes (range 22-62 minutes) after a second dose.  There was a statistically significant association between AF duration of less than 12 hours and greater effectiveness of Brinavess (83.6% versus 59.5%; adjusted odds ratio, 2.76; 95% CI, 1.12 – 6.80; p=0.03).  Adverse events were reported for 30 patients (18%).  None of the events had clinically important consequences, and only 2 cases (1.2%) required suspension of treatment.

A copy of this previously published Brinavess study can be accessed online here.

**About Atrial Fibrillation**

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.[1] AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.[1] According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.[2] There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.[1,3] Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.[1]

## About BRINAVESS®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation < 3 days duration. Vernakalant IV is not approved for use in the United States.

## References

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3. Kirchhof P et al. 2016 ESC Guidelines for the management of atrial fibrillation developed in collaboration with EACTS European Heart Journal (2016) 37, 2893–2962.
4. Carbajosa Dalmau J, et al. Seguridad y eficacia de vernakalant en la práctica clínica de los servicios de urgencias [Vernakalant in hospital emergency practice: safety and effectiveness]. Emergencias 2017;29:397-402

## About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

**Forward-Looking Statement Disclaimer**

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Correvio are discussed in the most recent annual and quarterly reports of our former parent company Cardiome Pharma Corp., and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

**Contact:**

Justin Renz
CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll
212.600.1902
michelle@argotpartners.com